Exhibit 99.1

Itaú CorpBanca and Subsidiaries - As of and for the month ended May 31, 2017
The financial information of Itaú CorpBanca as of and for the month ended May 31, 2017 has been published on our website in accordance with Circular N° 18 of the Superintendency of Banks and Financial Institutions dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the generally accepted accounting principles in Chile and the regulations of the Superintendency of Banks and Financial Institutions.
CONDENSED CONSOLIDATED BALANCE SHEET
Ch$mn
Total Loans	21,213,009
Total Assets	29,574,677

Current accounts and demand deposits	4,573,911
Time deposits and savings accounts	10,274,763
Borrowings from financial institutions	2,116,102
Debt issued	6,419,237

Total Equity	3,484,981
Equity attributable to shareholders	3,246,591
Minority interest	238,390

CONDENSED CONSOLIDATED INCOME STATEMENT
Ch$mn
Net operating profit before loan losses	479,590
Provisions for loan losses	(109,786)
Operating expenses	(297,822)
Operating income	71,982

Income from investments in other companies	1,109
Income before taxes	73,091
Income taxes	7,695

Income from continuing operations	80,786
Income from discontinued operations	-

Net income	80,786

Net income attributable to shareholders	81,462
Minority interest	(676)

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.
Juan Antonio Vargas Matta	Milton Maluhy Filho
Chief Accounting Officer	Chief Executive Officer